CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, California 90049

December 13, 2010

VIA FEDERAL EXPRESS AND VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Jack L. Krug

Re:	CytRx Corporation

Form S-3 Registration Statement

Filed November 8, 2010

File No. 333-170437

Dear Mr. Krug:

By letter dated November 16, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided CytRx Corporation (the “Company”) with comments regarding the Company’s Registration Statement on Form S-3 (the “Registration Stagement”), which was filed with the Commission on November 8, 2010.  This letter contains the Company’s responses to the Staff’s comments.  The numbered response and the heading set forth below correspond to the numbered comment and heading in the Staff’s letter dated November 16, 2010.

The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Registration Statement (the “Amended Registration Statement”) that contains these revisions and a few other changes updating the information set forth in the Registration Statement.  To facilitate the Staff’s review, the Company has provided, on a supplemental basis as an enclosure to this letter, a blacklined copy of the Amended Registration Statement marked to show changes from the Registration Statement.

Incorporation of Information Filed with the SEC, page 22

1.	Please amend your filing to also include the Form 8-K filed on January 7, 2010.

In response to the Staff’s comment, the Company has added on page 22 of the prospectus contained in the Amended Registration Statement a reference to incorporate into the prospectus the Company’s Form 8-K filed on January 7, 2010, as well as its recent Form 8-K filed on November 8, 2010.

Accompanying this letter is the Company’s separate request for acceleration of the effective date of the Amended Registration Statement, including the acknowledgements cited in the Staff’s letter dated November 16, 2010.

Please direct any questions regarding this response letter or the Company’s acceleration request to the undersigned at 310-826-5648, extension 312.

Very truly yours,

/s/ Benjamin S. Levin
Benjamin S. Levin

cc: Dale E. Short